Exhibit 99.1

Eat meat sustainably. Be a Steakholder.

 Steakholder Foods® Files Provisional Patent Application for Immortal Bovine Cell Line, a Milestone in Commercial-Scale Cultivated Meat Production

 The revolutionary patent application opens new horizons for scale, repeatability, and cell growth, propelling the Company towards mass production of cultivated meat products.

Rehovot, Israel, September 11, 2023 - Steakholder Foods Ltd. (Nasdaq: STKH), an international deep-tech food company, is excited to announce the submission of a provisional patent application for its groundbreaking “Immortal Bovine Cell Line and Uses Thereof.” This innovative development marks a significant step in making commercial-scale cultivated meat production a reality, meeting the growing need for alternative protein sources.

Steakholder Foods’ new patent application enhances the growth capacity of bovine cells, leading them to immortalization and increased biomass production at a relatively short division time. This paves the way for scale, repeatability, and growth—key factors needed for the commercialization of cultivated meat technologies. With immortal cell lines, Steakholder Foods aims to provide a stable, renewable source for generating different tissues, in order to reduce the ecological impact of animal agriculture while improving nutritional options.

Transforming the cultivated meat landscape - utilizing the inherent self-replication and functional differentiation abilities of stem cells, the patent presents immortal cell lines that can generate a broad array of tissues, such as muscle and fat. This positions Steakholder Foods at the forefront of revolutionizing the food industry, adding another feather in its cap of technological prowess.

Dan Kozlovski, CTO of Steakholder Foods: “In 100 generations of replications, a single cell in an immortal cell line could theoretically produce more than 3,250 trillion tons of meat. With around 350 million tons of meat consumed annually, immortal cell lines are paving the way to ensuring slaughter-free meat supply for the foreseeable future. This isn’t merely a technological milestone; it’s a paradigm shift in how we envision food production for the future.”

About Steakholder Foods

Steakholder Foods Ltd., is an international deep-tech food company at the forefront of the cultured meat revolution. The company-initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH”, with headquarters in Rehovot, Israel.

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com

Eat meat sustainably. Be a Steakholder.

The company is developing a slaughter-free solution for producing cellular agriculture meat products, such as beef and seafood, by offering manufacturers the ability to produce a cultivated meat product that aims to closely mimic the taste, texture, and appearance of traditional meat— as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on April 4, 2023. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:
Maissa Dauriac
Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Steakholder Foods Investors@steakholderfoods.com

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com